EXHIBIT 99.2

Annual and Special Meeting of Shareholders

of

PRECISION DRILLING CORPORATION

May 15, 2025

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations - Section 11.3

In respect of the Annual and Special Meeting (the "Annual Meeting") of holders of common shares of Precision Drilling Corporation (the "Corporation"), the following sets forth a brief description of each item of business (as more fully described in the Corporation’s Management Information Circular, dated April 2, 2025) which was voted upon at the Annual Meeting and the outcome of the vote:

Description of Matter		Votes For	Percent	Votes Against/ Withheld	Percent
1.	Ordinary resolution to approve the election of the following nominees to serve as the directors of the Corporation for the ensuing year, or until successors are duly elected or appointed:
	William T. Donovan	6,024,596	97.27%	169,249	2.73%
	Steven W. Krablin	5,860,994	94.63%	332,851	5.37%
	Lori A. Lancaster	6,108,219	98.62%	85,626	1.38%
	Susan M. MacKenzie	6,079,078	98.15%	114,767	1.85%
	Kevin O. Meyers	6,022,290	97.23%	171,555	2.77%
	David W. Williams	6,109,239	98.63%	84,606	1.37%
	Alice L. Wong	6,088,633	98.30%	105,212	1.70%
	Kevin A. Neveu	6,082,655	98.20%	111,190	1.80%

2.	Ordinary resolution to approve the appointment of KPMG LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders at a remuneration to be fixed by the board of directors.	6,325,655	89.96%	705,596	10.04%
3.	Advisory resolution on the Corporation's approach to executive compensation (‘Say on Pay’).	5,520,429	89.13%	673,416	10.87%
4.	Resolution approving the reconfirmation and continuation of our shareholder rights plan.	5,870,904	94.79%	322,941	5.21%